Vasogen Inc.

Contacts:

Glenn Neumann, Investor Relations                         Justin Jackson (Media)
2155 Dunwin Drive                                     Raj Punwaney, M.D., M.B.A.
Mississauga, ON, Canada L5L 4M1                                      (Investors)
tel: (905) 569-2265   fax: (905) 569-9231                        Burns McClellan
www.vasogen.com / investor@vasogen.com                            (212) 213-0006
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FOR IMMEDIATE RELEASE

                           Vasogen to Conduct Webcast
                          of Annual & Special Meeting

Toronto, Ontario (April 27, 2001) -- Vasogen Inc. (TSE:VAS; AMEX:MEW)will conduct a live webcast of its Annual & Special Meeting on Wednesday, May 2, 2001 at 4:30 p.m. (Eastern Time). The meeting will be held at the Toronto Stock Exchange Conference Center located at 130 King Street West, The Exchange Tower, Toronto, Ontario. Interested parties may participate in the webcast and archived replay by visiting www.vasogen.com.

     Vasogen is focused on developing immune modulation therapies to advance the treatment of cardiovascular, autoimmune and
         related inflammatory diseases. These therapies are designed to target fundamental disease-causing events,
                      providing safe, effective treatment.